

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2018

Lawrence A. Kenyon
Chief Financial Officer
Oncobiologics, Inc.
7 Clarke Drive
Cranbury, New Jersey 08512

  Re: Oncobiologics, Inc.
   Registration Statement on Form S-3
   Filed February 15, 2018
   File No. 333-223063

Dear Dr. Kenyon:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Irene Paik at 202-551-6553 with any questions.

        Division of Corporation Finance
        Office of Healthcare & Insurance

cc: Marianne Sarrazin - Cooley LLP